CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 607,339
Accounts receivable	392,495
Fixed assets, net of accumulated depreciation and amortization of $8,543 (Note 2(d))	30,252
Prepaid taxes	9,198
Other assets	29,773
Total assets	$ 1,069,057

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses (Note 5)	$ 406,072
Total liabilities	406,072
Commitments and Contingencies (Note 6)	
Members' equity (Notes 7 & 8):	
Members' equity	662,985
Total liabilities and members' equity	$ 1,069,057

CONFIDENTIAL TREATMENT REQUESTED

The accompanying notes are an integral part of this statement.